

SECURITI[...]ON

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SEC MAIL
RECEIVED
PROCESSING
AUG 2 6 2010
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNERS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 W. FOURTH STREET, SUITE 2800
(No. and Street)

CINCINNATI	OHIO	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(513) 421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. CLOUD & CO. L.L.P.
(Name – *if individual, state last, first, middle name*)

1100 MERCANTILE CENTER 120 EAST FOURTH STREET	CINCINNATI	OHIO	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JOHN A. CONNERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONNERS & CO., INC., as of JUNE 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS


NOTARY PUBLIC
STATE OF OHIO

MARY ANN HOBING
Notary Public, State of Ohio
My Commission Expires
August 15, 2015

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

-CONTENTS-

Developing People for Superior Service


JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Conners & Co., Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Conners & Co., Inc. as of June 30, 2010, and the related statements of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Conners & Co., Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.D. Cloud & Co. L.L.P.
Certified Public Accountants

August 23, 2010

CONNERS & CO., INC.

STATEMENT OF FINANCIAL CONDITION

At June 30, 2010

- ASSETS -

Cash and cash equivalents	$ 420,840
Cash segregated in compliance with regulations	87,090
Deposits with clearing broker	100,000
Receivables:	
Broker-dealers	10,006
Customers	1,135
Other receivables	600
Total receivables	11,741
Securities owned, at fair value	643,756
Deferred income taxes	30,000
Furniture and equipment, net	70,826
Other assets	9,777
TOTAL ASSETS	$ 1,374,030

- LIABILITIES AND SHAREHOLDERS' EQUITY -

LIABILITIES:	
Payable to clearing broker, net	$ 281,184
Accrued expenses	24,947
Capital lease obligation	18,141
TOTAL LIABILITIES	324,272
SHAREHOLDERS' EQUITY:	
Common stock, no par value; 14,735 shares authorized, 6,981 shares issued and outstanding	798,200
Retained earnings	251,558
TOTAL SHAREHOLDERS' EQUITY	1,049,758
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,374,030

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF OPERATIONS

For the year ended June 30, 2010

REVENUE:	
Commissions, net	$ 530,931
Trading gain on dealer account	101,714
TOTAL REVENUE	632,645
EXPENSES:	
Employee compensation and benefits	338,642
Registered representative compensation	75,284
Clearance paid to non-brokers	29,946
Communications	55,090
Occupancy and equipment costs	57,907
Promotional costs	6,571
Regulatory and professional fees	36,391
Interest	1,389
Other expenses, net	60,139
TOTAL EXPENSES	661,359
Loss from operations	(28,714)
Loss from NASDAQ stock market valuation	(8,472)
Loss before income taxes	(37,186)
Income tax expense	-
NET LOSS	$ (37,186)

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF SHAREHOLDERS' EQUITY

For the year ended June 30, 2010

	Common Stock	Retained Earnings	Total
Balance at July 1, 2009	$ 798,200	288,744	1,086,944
Net loss	-	(37,186)	(37,186)
Balance at June 30, 2010	$ 798,200	251,558	1,049,758

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (37,186)
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation expense	14,067
Changes in assets and liabilities:	
Increase in cash segregated by regulations	(866)
Decrease in deposits with clearing broker	49,006
Decrease in receivable from clearing and other brokers	40,140
Decrease in receivable from customers	399
Increase in other receivables	(600)
Increase in securities owned at fair value	(392,435)
Increase in other assets	(200)
Increase in payable to clearing broker	281,184
Increase in accrued expenses	20,528
NET CASH FLOWS FROM OPERATING ACTIVITIES	(25,963)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture and equipment	(182)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment of capital lease obligation	(3,111)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(29,256)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	450,096
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 420,840

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Conners & Co., Inc. (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company is primarily in the business of underwriting, brokering, and trading common stock and municipal bonds, and related investment services. The Company is registered with the Securities and Exchange Commission (SEC) and the states of Ohio, Kentucky, Florida, and Indiana, and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. Cash segregated under federal securities regulations for the benefit of customers is not included as a cash equivalent item.

DEPOSITS WITH CLEARING BROKER-
The Company is required to maintain a $100,000 non-interest bearing deposit with the clearing broker which allows the Company to serve as an "introducing broker" into the clearing broker's system. The Company also maintains a trading deposit with the clearing broker to enable the Company to engage in security transactions. This deposit represents the amount in excess of the fair value of the securities maintained with the clearing broker.

RECEIVABLES FROM AND PAYABLE TO CLEARING AND OTHER BROKER-DEALERS-
Receivables from broker-dealer include commissions from security transactions. Payable to clearing broker are the amounts due for uncollateralized financing of proprietary inventory positions. Management assesses the collectability of the receivable from broker-dealers and records an allowance for bad debts when considered necessary. Based on its reviews, management has determined that an allowance is not necessary at June 30, 2010.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

FURNITURE AND EQUIPMENT-
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from five to fifteen years. Depreciation is computed using the accelerated method for financial reporting and income tax purposes.

Maintenance and repairs are expensed when incurred. Significant improvements and renewals are capitalized.

SECURITIES OWNED-
Securities owned are stated at fair value with related changes in unrealized appreciation or depreciation and realized gains and losses reflected in the statement of operations. Securities transactions and related revenues and expenses are recorded in the statement of operations on a trade date basis.

FAIR VALUE MEASUREMENTS-
Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under this guidance are as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity)

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets and liabilities result principally from temporary differences in the financial and tax bases of securities owned and net operating loss carryforwards.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at June 30, 2010. The Company remains subject to examination by the Internal Revenue Service, Ohio Department of Taxation and various local municipalities for the years ended June 30, 2006 and after.

ADVERTISING COSTS-
The Company generally expenses advertising costs when incurred. Total advertising costs recognized was $9,069 for the year ended June 30, 2010.

NOTE 2 - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at June 30, 2010:

Furniture and fixtures	$ 60,866
Equipment	141,537
Equipment capital lease	21,252
Leasehold improvements	49,293
	272,948
Accumulated depreciation	(202,122)
Total furniture and equipment, net	$ 70,826

Accumulated amortization of the leased equipment at June 30, 2010 was $3,036.

NOTE 3 - FAIR VALUE

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of June 30, 2010:

	Level 1	Level 2
Equity securities	$ 42,672	-
Municipal bonds	-	601,084
Total fair value	$ 42,672	601,084

Level 2 investments may be valued using inputs other than quoted prices, such as interest rates or yield curves that are observable for the asset or liability, and inputs that are derived from or corroborated by observable market data.

NOTE 4 - INCOME TAXES

The income tax expense for the year ended June 30, 2010 consists of a $5,000 current tax benefit offset by a $5,000 deferred tax expense. The income tax expense differs from the expense that would result from applying the federal statutory rate to the loss before income taxes due primarily to the establishment of a valuation allowance resulting from the uncertainty of the future realization of the deferred tax asset.

The Company has net operating loss carryforwards of approximately $325,000 due to expire in the years 2025 to 2029. Due to the uncertainty of the future realization of the net operating loss carryforward, a valuation allowance has been recorded at June 30, 2010. The components of deferred income taxes are as follows:

Deferred tax asset	$ 75,000
Valuation allowance	(45,000)
Net deferred tax asset	$ 30,000

NOTE 5 - LEASE COMMITMENTS

The Company leases certain equipment under a capital lease. The asset and liability of $21,252 was recorded in the year ended June 30, 2010 at the lower of the present value of the minimum lease payments or the fair value of the asset.

The Company leases certain office space under an operating lease that expires August 31, 2013. Rental expense, including utilities and taxes, charged to operations for the year ended June 30, 2010 was $43,840.

Future minimum non-cancellable lease payments under these leases are as follows:

Year ending June 30,	Capital Lease	Operating Lease
2011	$ 3,336	41,923
2012	3,577	41,988
2013	3,836	42,703
2014	3,759	3,564
2015	3,633	-
Total	$ 18,141	171,386

NOTE 6 - CAPITAL STOCK RESTRICTIONS

The Company and its stockholders have entered into an agreement which defines the rights and obligations of the stockholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum capital requirement is the greater of $250,000 or 6 2/3% of its aggregate indebtedness. At June 30, 2010, the Company had net capital, as computed under Rule 15c3-1, of $891,880 which was $641,880 greater than its required net capital of $250,000. The Company had aggregate indebtedness of $324,272 as of June 30, 2010. The Company's net capital ratio was .36 to 1.

NOTE 8 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan covering all employees meeting certain conditions. Contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution was made to the plan in the year ended June 30, 2010.

NOTE 9 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables form clearing brokers and securities owned. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. At times, balances may exceed the federally insured limits. In addition, the Company maintains a cash account with the clearing broker. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

The Company invests in various investment securities on its own account. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2010 through August 23, 2010, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

CONNERS & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2010

Computation of Basic Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Shareholders' equity from statement of financial condition	$ 1,049,758
Deduct shareholders' equity not allowable for net capital	-
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	1,049,758
Add liabilities subordinated to claims of general creditors	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	1,049,758
Deductions and/or changes:	
Non-allowable assets:	
Furniture and equipment	(70,826)
Deferred tax asset; net of valuation allowance	(30,000)
Prepaid expenses	(9,777)
Customer receivables	(1,135)
TOTAL DEDUCTIONS AND/OR CHANGES	(111,738)
Net capital before haircuts on securities position	938,020
Haircuts on securities:	
State and municipal securities	39,739
Other securities	6,401
Undue concentration	-
TOTAL HAIRCUTS ON SECURITIES	46,140
NET CAPITAL	$ 891,880

CONNERS & CO., INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2010
(Continued)

Aggregate Indebtedness

Total liabilities included in statement of financial condition	$ 324,272

Computation of Basic Net Capital Requirements

Greater of 6 2/3% of aggregate indebtedness or $250,000	
6 2/3% of aggregate indebtedness	$ 21,618
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 641,880
Excess net capital at 1,000%	$ 859,453
Ratio of aggregate indebtedness to net capital	.36 to 1

Reconciliation With Company's Computation

Net capital per unaudited broker dealer computation	$ 808,261
Net change in non-allowable assets	95,936
Net change in haircuts	(12,317)
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS	$ 891,880

CONNERS & CO., INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2010

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	-
customers' securities failed to receive		-
Credit balances in firm accounts which are attributable to principal sales to customers		-
TOTAL CREDITS	$	-
DEBIT BALANCES:		
Debit balances in customers' cash accounts, excluding unsecured accounts and accounts doubtful of collection Net of deductions pursuant to Rule 15c3-3	$	-
Failed to deliver of customers' securities not older than 30 days		-
TOTAL RULE 15C3-3 DEBITS	$	-
RESERVE COMPUTATON:		
Excess of Total Debits Over Total Credits	$	-
Required Deposit	$	-
Amount Held on Deposit in "Reserve Bank Account"		87,090
EXCESS DEPOSIT	$	87,090

NOTE: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of June 30, 2010.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2010

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
A. Number of Items	NONE
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
A. Number of Items	NONE

J.D.Cloud & Co. L.L.P | www.jdcloud.com


JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
Conners & Co., Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of Conners & Co., Inc. (the "Company") as of and for the year ended June 30, 2010, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

August 23, 2010

J.D. Cloud & Co. L.L.P. | www.jdcloud.com



JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders
Conners & Co., Inc.
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by Conners & Co., Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries;

2. Compared certain quarterly amounts comprising the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J.D. Cloud & Co. L.L.P.
Certified Public Accountants

August 23, 2010

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended June 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

008228 FINRA JUN
CONNERS & CO INC
1 W 4TH ST STE 2800
CINCINNATI OH 45202-3843

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Conners 513-421-0606

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,642

B. Less payment made with SIPC-6 filed (exclude interest) (738)

1-29-2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 904

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 904

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 904

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Conners & Co. Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

(Title)

Dated the 23 day of Aug, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2009 and ending June 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 648,338

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. 8,472

Total additions 8,472

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 656,810

2e. General Assessment @ .0025 $ 1,642

(to page 1 but not less than $150 minimum)

CONNERS & CO., INC

FINANCIAL STATEMENTS

For the year ended June 30, 2010